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                                                                         9/30/96

HARLYN PRODUCTS INC. DISCLOSED RESTRUCTURING, POTENTIAL BANKRUPTCY FILING AND POSSIBLE SALE OF ITS OPERATIONS

     Los Angeles CA September 30, 1996-Harlyn Products, Inc. (AMEX: HRN) today announced: its unaudited results for fiscal year ended June 30, 1996; the proposed plan to sell its Thailand operations; its revised operating results for the quarters ending December 31, 1995 and March 31, 1996; and the need for financial restructuring.

     The company has just been informed by its auditors that they have resigned. Therefore the companies 10K will be delayed. The company is exploring the consequences of this action.

     Due in large part to declining sales of $10,094,000 and substantial write-offs of inventory and other assets in excess of $9,500,000, the company recorded a loss of $14,535,000 or ($3.06) per share on net sales of $25,915,000 for the year ended June 30, 1996. This compares with the loss of $1,873,000 or ($0.39) per share on net sales of $36,009,000 for the prior fiscal year. For the three months ended June 30, 1996, the company recorded a loss of $6,975,000 or ($1.45) per share on net sales of $5,373,000, due primarily to declining sales of $3,312,000 and inventory write downs in excess of $4,500,000. This compares with a loss of $2,965,000 or ($0.62) per share on net sales $8,685,000 for last quarter of prior fiscal year.

      Due to the foregoing, the company is presently suffering liquidity problems. In connection with resolving such liquidity problems, the company further reported that it is currently attempting to negotiate an extension of its bank borrowing agreement that otherwise terminates October 1, 1996 and its agreement with its gold lessor which has expired. The company reported that if its negotiations with its financing sources were unsuccessful, the company would be forced to consider the possibility of operating and debt restructuring under the protection of Chapter 11.

     The company also reported that it signed a letter of intent with a domestic public company that would buy all the stock of its Harlyn International subsidiary and the company is also negotiating for the possible sale of its domestic corporation to another domestic public company. Harlyn Products Inc. stated that both transactions are still conditional and no assurances can be made that either transaction will be consummated.


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     The company also reported revised operating results for the quarters ended
December 31, 1995 and March 31, 1996. The effect of the revisions are to change previously reported profits of $128,000 or $0.03 per share for the three months ended December 31, 1995 to a loss of $697,000 or ($0.15) per share. The loss for the six months ended December 31, 1995 was revised from $762,000 or ($0.16) per share to a loss of $1,578,000 or ($0.33) per share. For the three months ended March 31, 1996, the effect of the revisions was to change $6,640,000 or ($1.40) per share to $6,032,000 or ($1.27) per share and for the nine months there ended, the loss was then revised to $7,402,000 or ($1.56) per share previously reported to $7,619,000 or ($1.60) per share.

     The corporation has announced the return of the Chairman and founder, Harold Weisbrod, under whose leadership the company was profitable for 49 of 51 years, to the position of CEO.

     Harlyn Products Inc is one of the largest special order jewelry manufacturers in the United States. It also has a significant market presence in the international market due to its Thailand operations.

     Founded in 1945, the company serves its 23,000 world wide outlets as an established high quality producer of fine jewelry through its manufacturing and distribution facility in Los Angeles California and Bangkok Thailand.